

January 20, 2011

Barry Blattman
Senior Managing Partner
Brookfield Asset Management, LLC
3 World Financial Center
200 Vesey Street
New York, NY 10281

> **Re:** **Brookfield Residential Properties Inc.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed January 12, 2011**
> **File No. 333-169867**
>
> **Brookfield Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 26, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-Q for the Fiscal Period Ended June 30, 2010**
> **Filed August 6, 2010**
> **Form 10-Q for the Fiscal Period Ended September 30, 2010**
> **Filed November 3, 2010**
> **File No. 001-31524**

Dear Mr. Blattman:

We have reviewed your filings and have the following comments.

Brookfield Residential Properties Inc.'s Amendment No. 3 to Registration Statement on Form F-4

General

1. We note your response to comment one in our letter dated January 4, 2011. Please register in your Form F-4 the shares of Brookfield Residential common stock that will be offered to the shareholders of Brookfield Office Properties through the rights offering and identify Brookfield Office Properties as an underwriter. Please revise the disclosure in your registration statement accordingly.

Shareholder Litigation Relating to the Transactions, page 73

2. We note your response to comment five in our letter dated January 4, 2011. You have told us that you believe that the lawsuit does not presently meet the disclosure criteria of ASC Topic 450-20-50-1 through 450-20-50-4 and as such, you have not revised your filing. We note, however, that the initial discussion of the lawsuit constitutes such disclosure, such that it appears that it is at least reasonably possible that a loss or an additional loss may have been incurred, pursuant to ASC Topic 450-20-50-3 and 450-20-50-4. Therefore, if true, please revise your filing to state the estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please also revise your registration statement to disclose the information contained in the second paragraph of your response.

You may contact Jenn Do at (202) 551-3743 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. Miller, Esq.
        Dorsey & Whitney LLP
        777 Dunsmuir Street, Suite 1605
        Vancouver, British Columbia
        Canada V7Y 1K4